November 22, 2013

VIA EDGAR

Securities and Exchange Commission
Washington, D.C., 20549
Attention: Mark Brunhofer

Re:                             Exact Sciences Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012 Filed March 1, 2013
Filed May 13, 2013
Form 10-Q for the Quarterly Period Ended June 30, 2013 Filed August 2, 2013
File No. 001-35092

Ladies and Gentlemen:

On behalf of Exact Sciences Corporation (the “Company”), this letter responds to the staff’s letter dated October 25, 2013 regarding the Form 10-K filed March 1, 2013 and the Form 10-Q filed August 2, 2013 by the Company.

For ease of review, the staff’s comments have been repeated and numbered as in the staff’s letter.  Each comment from the staff is immediately followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Business, page 1

1.              We note your discussion of various license agreements and collaborations. Please revise your disclosure to include the following information regarding each of the noted collaborations:

•                  We note your statement on page 44 that you entered into the CLP Agreement with Genzyme. We also note on page 26 that you received proceeds of $18.5 million. Please disclose the material termination provisions, state the year that the agreement will expire given the patents that are currently outstanding, and the material jurisdictions covered by the licensed patents.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning the CLP Agreement contained in Appendix 1 attached hereto into the Business Description section of its Annual Report on Form 10-K for the year ended December 31, 2013 (the “2013 10-K”).

•                  We also note on page 44 that you sublicense JHU’s patents [from] Genzyme under the JHU Agreement. Additionally, please expand your disclosure to include the material terms of your sublicense agreement with Genzyme including the royalty rates under this agreement within a ten percent range, annual payments, other material payment provisions, material termination provisions, the material jurisdictions covered by the license, and the duration.

Company Response

Because the Company does not plan to incorporate any intellectual property licensed under the JHU agreement into its Cologuard test, the agreement is no longer material to the Company’s business.  Accordingly, the Company does not believe a detailed description of the terms thereof is necessary or appropriate in the Business Description section of the 2013 10-K.

•                  We note on page 45 that you entered into a Restated License Agreement with Genzyme. Please disclose the milestone payments paid to date, aggregate milestone payments to be paid, the royalty rates under this agreement within a ten percent range, minimum royalty rates, maintenance fees, other material payment provisions, the material jurisdictions covered by the licensed patents, the year that the agreement will expire given the patents that are currently outstanding, and the material termination provisions under this agreement.

Company Response

Because the Company does not plan to incorporate any intellectual property licensed under the Genzyme Restated License Agreement into the Company’s Cologuard test, the agreement is no longer material to the Company’s business.  Accordingly, the Company does not believe a detailed description of the terms thereof is necessary or appropriate in the Business Description section of the 2013 10-K.

•                  We note on page 46 that you entered into a license agreement with MAYO. We also note that you disclose the minimum royalty payments on page 47. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, the year that the agreement will expire given the patents that are currently outstanding, and the material termination provisions under this agreement. We also note on page 47 that you entered into an amendment to the agreement. Please also state the restricted stock grants upon certain milestones under the amendment to the agreement.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning the Mayo Agreement contained in Appendix 1 attached hereto into the Business Description section of the 2013 10-K.

•                  We note on page 55 that you entered into a license agreement with Johns Hopkins University. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, material termination provisions, and the year that the agreement will expire given the patents that are currently outstanding.

Company Response

Because the Company does not plan to incorporate any intellectual property licensed under the Johns Hopkins University agreement into the Company’s Cologuard test, the agreement is no longer material to the Company’s business.  Accordingly, the Company does not believe a detailed description of the terms thereof is necessary or appropriate in the Business Description section of the 2013 10-K.

•                  We note that you entered into a license agreement with Hologic on page 56. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, material termination provisions, and the year that the agreement will expire given the patents that are currently outstanding.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning the Hologic Agreement contained in Appendix 1 attached hereto into the Business Description section of the 2013 10-K.

•                  We note on page 56 that you entered into a license agreement with MDx Health. Please disclose the royalty rates under this agreement within a ten percent range, other material payment provisions, material termination provisions, and the year that the agreement will expire given the patents that are currently outstanding. Additionally please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not material to the company.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning the MDx Agreement contained in Appendix 1 attached hereto into the Business Description section of the 2013 10-K.

The Company plans to file the MDx Agreement as an exhibit to the 2013 10-K.

•                  We note that you entered into a license agreement with Case Western. Please provide a summary of the material terms of this agreement including the milestone payments paid to date, aggregate milestone payments to be paid, the royalty rates within a ten percent range, minimum royalty rates, other material payment provisions, material termination provisions, and the duration of the agreement.

Company Response

Because the Company does not plan to incorporate any intellectual property licensed under the Case Western license agreement into its Cologuard test, the agreement is no longer material to the Company’s business.  Accordingly, the Company does not believe a detailed description of the terms thereof is necessary or appropriate in the Business Description section of the 2013 10-K.

Intellectual Property, page 5

2.              Please provide revise your disclosure to include the following information:

•                  the expiration date of the material patents licensed from the Mayo Clinic, the type of patent protection (e.g., method, composition of matter), and the material jurisdiction in which the Mayo Clinic has licensed patents to you;

•                  the expiration date of the material patents licensed from Hologic, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which Hologic has licensed patents to you;

•                  the expiration date of the material patents licensed from the Johns Hopkins University, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which the Johns Hopkins University has licensed patents to you;

•                  the expiration date of the material patents licensed from MDx Health, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which MDx Health has licensed patents to you; and

•                  the expiration date of the material patents licensed from Case Western Reserve University, the type of patent protection (e.g., method, composition of matter), and the material jurisdictions in which Case Western Reserve University has licensed patents to you.

Company Response

In response to the staff’s comment, the Company proposes to include the disclosure concerning its licensed patents contained in Appendix 1 attached hereto into the Business Description section of the 2013 10-K.

With respect to the type of patent protection implicated by the licensed patents, the Company respectfully advises the staff that it does not believe such information is material to an understanding of the Company’s business taken as a whole and therefore such information is not required to be disclosed pursuant to Item 101(c)(iv) of Regulation S-K.  The Company does not believe the type of patent protection (method, composition of matter) implicated by its licensed patents would be material to an investor’s view of the value to the Company of such licensed patents.  The Company’s peer companies do not generally disclose such information, making a comparison by investors of the type of licensed patents impossible.

Balance Sheet, page 32

3.              It is apparent that you have authorized preferred stock. It is also apparent from the cover page of your filing that you have registered preferred stock purchase rights. Please provide us proposed disclosure to be included in future periodic reports that discloses the provisions of these rights as required by ASC 505-10-50-3. In addition disclose how you accounted for these rights and separately reference for us the authoritative literature you relied upon to support your accounting. Finally, please tell us why we cannot find these rights listed on the NASDAQ as implied by the disclosure on the cover page.

Company Response

The Company has authorized a series of preferred stock, none of which is outstanding.  The Company issued preferred stock purchase rights in connection with the Rights Agreement dated as of February 22, 2011 by and between the Company and American Stock Transfer & Trust Company, LLC.  A detailed description of these rights was included in a Current Report on Form 8-K filed by the Company on February 22, 2011 and such rights were disclosed in the Company’s Annual Report on Form 10-K for 2011.  In response to the staff’s comment, the Company has added a disclosure into the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013 (the “2013Q3 10-Q”) to discuss these preferred stock purchase rights.

•                  In February 2011, we adopted a rights agreement and subsequently distributed to our stockholders preferred stock purchase rights. Under certain circumstances, each right can be exercised for one one-thousandth of a share of Series A Junior Participating Preferred Stock. In general, the rights will become exercisable in the event of an announcement of an acquisition of 15% or more of our outstanding common stock or the commencement or announcement of an intention to make a tender offer or exchange offer for 15% or more of our outstanding common stock. If any person or group acquires 15% or more of our common stock, our stockholders, other than the acquiror, will have the right to purchase additional shares of our common stock (in lieu of the Series A Junior Participating Preferred Stock) at a substantial discount to the then prevailing market price. The rights agreement could significantly dilute such acquiror’s ownership position in our shares, thereby making a takeover prohibitively expensive and encouraging such acquiror to negotiate with our board of directors. The ability to exercise these rights is contingent on events that the Company has determined to be unlikely at this time, and therefore this provision has not been considered in the computation of equity or earnings per share.

The Company expects to include this disclosure in its future periodic reports, as applicable.

In accordance with ASC 260-10-55-13 through 55-14, because the ability to exercise these rights is contingent on events that the Company does not believe to be likely at this time, they have not been considered in the computation of equity or earnings per share.

The preferred stock purchase rights are currently attached to and trade with the Company’s common stock, which is listed and traded on the NASDAQ Capital Market (“NASDAQ”).  Based on conversations with representatives of NASDAQ, the Company understands that NASDAQ does not require this type of preferred stock purchase rights to be separately listed on NASDAQ.  As such, the Company has not separately listed the preferred stock purchase rights.  To clarify this point, the Company proposes to use on future filings’ cover pages the parenthetical shown below, instead of a separate line, to indicate that the preferred stock purchase rights exist and trade with the common stock, but are not separately listed on NASDAQ:

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value (including attached Preferred Stock Purchase Rights)	The NASDAQ Stock Market LLC (The NASDAQ Stock Market LLC)

Securities registered pursuant to Section 12(g) of the Act:

None

Notes to Financial Statements

Note 4: MAYO License Agreement, page 46

4.              You disclose in the overview paragraph on page 46 and in the amendment paragraph on page 47 that you did not capitalize any of the license payments to MAYO as the future economic benefits to be derived from the transactions with MAYO are uncertain. We do not believe that the certainty of benefits is determinative regarding the capitalization of intangible assets to be used in research and development activities. Please tell us how your accounting complies with the guidance in ASC 730-10-25-2c and provide us proposed revised disclosure to be included in future periodic reports that clarifies your position.

Company Response

The Company recognizes that the guidance in ASC 730-10-25-2c includes additional considerations, including with respect to whether intangible assets purchased from others have alternative future uses.  In response to the staff’s comment, the Company revised the note to the financial statements relevant to the MAYO License Agreement in the 2013Q3 10-Q to include the following disclosures:

•                  Overview.  On June 11, 2009, the Company entered into a license agreement (the “License Agreement”) with MAYO Foundation for Medical Education and Research (“MAYO”). Under the License Agreement, MAYO granted the Company an exclusive, worldwide license within the field (the “Field”) of stool or blood based cancer diagnostics and screening (excluding a specified proteomic target)with regard to certain MAYO patents, and a non-exclusive worldwide license within the Field with regard to certain MAYO know-how. The licensed patents cover advances in sample processing, analytical testing and data analysis associated with non-invasive, stool-based DNA screening for colorectal cancer. Under the License Agreement, the Company assumes the obligation and expense of prosecuting and maintaining the licensed patents and is obligated to make commercially reasonable efforts to bring products covered by the license to market. Pursuant to the License Agreement, the Company granted MAYO two common stock purchase warrants with an exercise price of $1.90 per share covering 1,000,000 and 250,000 shares of common stock, respectively. The Company is also required to make payments to MAYO for up-front fees, fees once certain milestones are reached by the Company, and other payments as outlined in the License Agreement. In addition to the license to intellectual property owned by MAYO, the Company receives product development and research and development efforts from MAYO personnel. The Company is also obligated to make royalty payments to MAYO on potential future net sales of any products developed from the licensed technology. The Company sought rights to the Mayo intellectual property for the specific purpose of developing a non-invasive, stool-based DNA screening test for colorectal cancer. At the time the license agreement was executed, the sole focus of the Company was the development of such a test. Accordingly, the Company recognized the initial payments and expense related to the warrants at the time of the transaction and the amounts were expensed to research and development as there were no anticipated alternative future uses associated with the intellectual property.

•                  May 2012 Amendment. In May 2012 the Company expanded the relationship with MAYO through an amendment to the License Agreement. As part of the amendment, MAYO expanded the Company’s license to include all gastrointestinal cancers and diseases, and new cancer screening applications of stool- and blood-based testing. As consideration for the expanded license, the Company granted MAYO 97,466 shares of restricted stock, one quarter of which vested immediately, with the remainder to vest in three equal annual installments. The Company recognized $1.0 million in research and development licensing expense during the twelve months ended December 31, 2012 in connection with the restricted stock grant. The Company sought rights to the Mayo intellectual property for the specific purpose of developing future non-invasive, stool-based DNA screening tests for gastrointestinal diseases other than colorectal cancer. The Company does not believe there are alternative future uses for the intellectual property. In addition, at the time the restricted stock grant expense was recorded for the intellectual property license, the Company believed it was unlikely they would proceed with the tests for other gastrointestinal diseases unless the significant risks related to the colorectal cancer screening test receiving FDA approval were mitigated. Because of the significant uncertainty of receiving FDA approval for the colorectal cancer diagnostic, coupled with the uncertainty associated with funding future development of tests for other gastrointestinal diseases, the Company could not conclude that commencement of any future projects related to the acquired intellectual property was reasonably expected at the time of this license agreement amendment.

The Company expects to include these disclosures in its future periodic reports, as applicable.

Form 10-Q for the Quarterly Period Ended June 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 26

5.              Please tell us why you do not disclose your apparent commitment to spend approximately $5 million in capital expenditures to build out your clinical laboratory as disclosed in your earnings conference call discussion your financial results for the second quarter of 2013.

Company Response

We believe the staff’s comment refers to the following statement made by Maneesh, K. Arora, the Company’s Chief Operating Officer, on the July 23, 2013 earnings conference call: “We expect our cash balance at the end of the year to be approximately $130 million, which includes $5 million to build out our clinical lab, which Kevin will discuss in a minute.”

The statement did not implicate any contractual obligations specified in paragraph (a)(5) of Item 303 of Regulation S-K that existed as of June 30, 2013.  Rather, Mr. Arora was simply referring to budgeted expenses for the laboratory build out.  During the quarter ended September 30, 2013, the Company entered into certain commitments and obligations in connection with the build out.  These commitments and obligations are discussed in the 2013Q3 10-Q.  Part I, Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of this quarterly report includes, under the heading “Contractual Obligations,” the following disclosure with respect to the Company’s clinical laboratory build out:

•                  During the third quarter of 2013, we began to make leasehold improvements to this facility. As part of the lease agreement, the landlord has agreed to pay for a portion of leasehold improvements constructed. We expect that it will cost $3.2 million to complete the construction of the new lab facility. We have committed to pay $1.4 million of this amount and the landlord for the facility has committed to pay the remaining $1.8 million as part of the lease incentive obligation outlined in the lease.

Should you have any questions with respect to this letter, please call the undersigned at (608) 516-4825.

Very truly yours,

/s/ William Megan

William Megan

cc: Kevin Conroy

Appendix 1

Intellectual Property - License Agreements

Genzyme

On January 27, 2009, we entered into a Collaboration, License and Purchase Agreement (the “CLP Agreement”) with Genzyme Corporation (“Genzyme”). Pursuant to the CLP Agreement, we (i) assigned to Genzyme all of our intellectual property applicable to the fields of prenatal and reproductive health (the “Transferred Intellectual Property”), (ii) granted Genzyme an irrevocable, perpetual, exclusive, worldwide, fully-paid, royalty-free license to use and sublicense all of our remaining intellectual property (the “Retained Intellectual Property”) in the fields of prenatal and reproductive health (the “Genzyme Core Field”), and (iii) granted Genzyme an irrevocable, perpetual, non-exclusive, worldwide, fully-paid, royalty-free license to use and sublicense the Retained Intellectual Property in all fields other than the Genzyme Core Field and other than colorectal cancer detection and stool-based disease detection (the “Company Field”). Following the transaction, we retained rights in our intellectual property to pursue only the fields of colorectal cancer detection and stool-based detection of any disease or condition.  Although the licenses granted under the CLP Agreement are perpetual and irrevocable, the Retained Intellectual Property includes patents, the last of which expires in 2028.

In connection with the CLP Agreement and certain related transactions, Genzyme agreed to pay us an aggregate of $18.5 million, of which $16.65 million was paid at closing and $1.85 million (the “Holdback Amount”) was subject to a holdback by Genzyme to satisfy certain of our potential indemnification obligations. Genzyme also agreed to pay us double digit royalties on income received by Genzyme as a result of any licenses or sublicenses to third parties of the Transferred Intellectual Property or the Retained Intellectual Property in any field other than the Genzyme Core Field or the Company Field.  Under the CLP Agreement, we are required to deliver to Genzyme certain intellectual property improvements, if improvements are made during the initial five years following the date of the CLP Agreement.

In addition, we entered into a Common Stock Subscription Agreement with Genzyme on January 27, 2009, which provided for the private issuance and sale to Genzyme of 3,000,000 shares of our common stock, $0.01 par value per share, at a per share price of $2.00, for an aggregate purchase price of $6.0 million. The price paid by Genzyme for our shares represented a premium of $0.51 per share above the closing price of our common stock on that date of $1.49 per share, or an aggregate premium of $1.53 million.

MAYO

In June 2009 we entered into a patent licensing agreement with MAYO.  Under the license agreement, MAYO granted us an exclusive, worldwide license within the field of stool or blood based cancer diagnostics and screening (excluding a specified proteomic target with regard to certain MAYO patents and patent applications, as well as a non-exclusive, worldwide license within such field with regard to certain MAYO know-how.  The licensed MAYO patents relate to sample processing, analytical testing and data analysis associated with DNA screening for cancers and other diseases.  In addition to granting us a license to the covered MAYO intellectual property, MAYO agreed to make available personnel to provide us product development and research and development assistance.

Under the license agreement, we assumed the obligation and expense of prosecuting and maintaining the licensed MAYO patents and are obligated to make commercially reasonable efforts to bring to market products using the licensed MAYO intellectual property.  Pursuant to the license agreement, we granted MAYO two common stock purchase warrants with an exercise price of $1.90 per share covering 1,000,000 and 250,000 shares of common stock.  We agreed to pay MAYO a low single digit royalty on our net sales of products using the licensed MAYO intellectual property. We are also required to pay minimum annual royalty fees of $10,000 on June 12, 2012 and $25,000 on June 12, 2013 and each year thereafter through 2029.  The MAYO license agreement required various other payments, including an upfront payment of $80,000, which we paid in the third quarter of 2009, and a milestone payment of $250,000 on the commencement of patient enrollment in FDA trials for our Cologuard pre-cancer and cancer screening test, which we paid in June 2011.  We will be required to pay MAYO $500,000 upon FDA approval of our Cologuard test.

In May 2012 we expanded our relationship with MAYO through an amendment to the license agreement. As part of the amendment, MAYO expanded the license to include all gastrointestinal cancers and diseases, and new cancer screening applications of stool- and blood-based testing. As consideration for the expanded license, we granted MAYO 97,466 shares of our common stock, one quarter of which vested immediately, with the remainder to vest in three equal annual installments. We sought rights to the MAYO intellectual property for the specific purpose of developing future non-invasive, stool-based DNA screening tests for gastrointestinal diseases other than colorectal cancer. In addition, we agreed to issue MAYO shares of our common stock with a value of $200,000 upon commercial launch of our second and third products that use the licensed MAYO intellectual property.  Additionally, we agreed in the amendment to pay MAYO, for each of our products that use licensed MAYO intellectual property, $200,000 cash upon such product reaching $5 million in cumulative net sales, $750,000 cash upon such product reaching $20 million in cumulative net sales, and $2 million cash upon such product reaching $50 million in cumulative net sales.

The license agreement will remain in effect, unless earlier terminated by the parties in accordance with the agreement, until the last of the licensed patents expires in 2033 (or later, if certain licensed patent applications are issued). However, if we are still using the licensed MAYO know-how or certain MAYO-provided biological specimens or their derivatives on such expiration date, the term shall continue until the earlier of the date we stop using such know-how and materials and the date that is five years after the last licensed patents expires.

Hologic

In October 2009, we entered into a technology license agreement with Hologic, Inc. (“Hologic”). Under the license agreement, Hologic granted us an exclusive, worldwide license within the field of human stool based colorectal cancer and pre-cancer detection or identification with regard to certain Hologic patents, patent applications and improvements, including Hologic’s Invader detection chemistry (the “Covered Hologic IP”).  The license agreement also provided us with non-exclusive, worldwide licenses to the Covered Hologic IP within the field of clinical diagnostic purposes relating to colorectal cancer (including cancer diagnosis, treatment, monitoring or staging) and the field of detection or identification of colorectal cancer and pre-cancers through means other than human stool samples.  In December 2012 we entered into an amendment to this license agreement with Hologic pursuant to which Hologic granted us a non-exclusive worldwide license to the Covered Hologic IP within the field of any disease or condition within, related to or affecting the gastrointestinal tract and/or appended mucosal surfaces.

We paid Hologic $50,000 upon executing the license agreement in 2009 and $100,000 when we began enrollment in our FDA trial in June 2011. We are required to pay Hologic a low single digit royalty on our net sales of products using the Covered Hologic IP, and to make a $100,000 milestone payment upon FDA approval of our Cologuard test.

Unless earlier terminated in accordance with the agreement, the license agreement will remain in effect until the last of the licensed patents expires in 2016 (or later, if certain licensed patent applications are issued). Under the 2009 Hologic license agreement, we agreed to meet certain commercialization milestones, of which the only remaining milestone is to commercialize a product using the Covered Hologic IP by April 14, 2014.  Failure to meet this milestone, after certain cure periods, may result in the termination of the licenses.

MDx Health

In July 2010, we entered into a technology license and royalty agreement with MDx Health (formerly Oncomethylome Sciences, S.A.). Under the license agreement, MDx Health granted us an exclusive, worldwide license to sell products, and a U.S. license to sell services, in the field of in vitro diagnostic testing of fecal samples for detection of colorectal cancer and colorectal pre-cancer to certain patents related to DNA methylation biomarkers. Under the agreement, we are obligated to make commercially reasonable efforts to bring to market products using the licensed MDx Health patents. We paid MDx Health $100,000 upon executing the agreement in July 2010 and we are required to pay MDx Health a minimum royalty fee of $100,000 on each anniversary of the agreement for the life of the contract. We are also required to pay MDx Health $100,000 upon the first commercial sale of a licensed product after the receipt of FDA approval, $150,000 after we have reached net sales of $10 million of a licensed product after receipt of FDA approval, $750,000 after we have reached net sales of $50 million, and $1 million after we have reached net sales of $50 million in a single calendar year. We are also required to pay MDx Health a low single digit royalty on our net sales of products and services using the licensed patents.  Unless earlier terminated by the parties in accordance with the agreement, the license agreement will remain in effect until the last of the licensed patents expires in 2028.